Corcept Therapeutics Incorporated

149 Commonwealth Drive

Menlo Park, California 94025

November 15, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington D.C. 20549

Attention:     Li Xiao

           Angela Connell

Re:	Corcept Therapeutics Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 23, 2021

File No. 000-50679

Dear Mses. Xiao and Connell,

Corcept Therapeutics Incorporated (the “Company”) is submitting this letter in response to a written comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated November 10, 2021 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as filed with the Commission on February 23, 2021 (the “2020 Form 10-K”).

For convenience, the Staff’s comment is reproduced below, and the Company’s corresponding response follows accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures

(b) Management’s Report on Internal Control Over Financial Reporting, page 41

1.

We note your disclosures in management’s report on internal control over financial reporting refer to disclosure controls and procedures. Please amend the filing to provide a revised management’s report on internal control over financial reporting to properly include a statement identifying the framework used by management in such evaluation, as well as management’s assessment conclusion, in accordance with Item 308(a) of Regulation S-K. You may file an abbreviated amendment that is limited to the cover page, an explanatory note, the complete text of Item 9A, a signature page, and the required officer certifications.

Response: The Company respectfully acknowledges the Staff’s comment and will amend its 2020 Form 10-K to provide revised Item 9A disclosure, including a revised management’s report on internal control over financial reporting which properly includes a statement identifying the framework used by management in such evaluation, as well as management’s assessment conclusion.

The Company’s proposed revised disclosure for Item 9A(b) is as follows (Item 9(a) and (c) will be the same as those respective sections in the 2020 Form 10-K):

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of externally-reported consolidated financial statements in accordance with U.S. GAAP. As discussed in Item 9A(a) above, internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that their objectives have been met.

As of December 31, 2020, our management conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our internal control over financial reporting based upon the framework in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2020.

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting. It is set forth below.

The Company intends to file the amendment to its 2020 Form 10-K on November 15, 2021.

******

If you have any questions or require additional information, please do not hesitate to contact the undersigned at (650) 684-9144.

Sincerely,

/s/ Atabak Mokari
Atabak Mokari
Chief Financial Officer
Corcept Therapeutics Incorporated

cc:	Joseph K. Belanoff, M.D., Chief Executive Officer, Corcept Therapeutics Incorporated

Charlie Robb, Chief Business Officer, Corcept Therapeutics Incorporated

Gary Francesconi, Vice President, Legal, Corcept Therapeutics Incorporated

Kathleen M. Wells, Esq., Latham & Watkins LLP

Brian D. Paulson, Esq., Latham & Watkins LLP